UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512- CF#23737

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2006.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.20F   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel